UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42020

MAREX GROUP LIMITED

(Translation of registrant’s name into English)

155 Bishopsgate London EC2M 3TQ United Kingdom +44 20 7655 6000	140 East 45th Street, 10th Floor New York, New York 10017 (212) 618-2800

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

Consummation of the Scheme of Arrangement and Redomiciliation

As part of the previously announced plan (the “Redomiciliation”) to introduce a new holding company that will become the parent holding company of the Marex group, on June 26, 2026, Marex Group plc (“Marex”) received approval from the High Court of Justice of England and Wales (the “Court”) of a statutory scheme of arrangement under English law (the “Scheme”), which was previously approved by Marex’s shareholders. As set out below, holders of ordinary shares in Marex (the “Marex Ordinary Shares”) received ordinary shares in Marex Group Limited (“New Marex”), a Bermuda exempted company limited by shares (the “New Marex Ordinary Shares”) on a one-for-one basis, and Marex became a wholly-owned subsidiary of New Marex.

On July 1, 2026 (the “Effective Date”), Marex delivered a copy of the order of the Court sanctioning the Scheme and related documents to the Registrar of Companies in England and Wales and the Scheme became effective and binding on all Marex shareholders who held Marex Ordinary Shares as at the Scheme record time (6:00 p.m. Eastern Time on June 30, 2026), and Marex became a subsidiary of New Marex, thereby consummating the Redomiciliation. In connection with the Redomiciliation, New Marex adopted amended and restated bye-laws (the “New Marex Bye-Laws”), which became effective as of the Effective Date.

The Marex Ordinary Shares were previously listed on the Nasdaq Global Select Market (“Nasdaq”). On June 30, 2026, Marex received notice from Nasdaq that, in connection with the Marex Ordinary Shares being cancelled and the holders thereof receiving New Marex Ordinary Shares pursuant to the Scheme, Nasdaq would remove the Marex Ordinary Shares from listing on Nasdaq at the close of trading on June 30, 2026. The listing of the New Marex Ordinary Shares on Nasdaq became effective on July 1, 2026, and the New Marex Ordinary Shares began trading on Nasdaq as of market open on July 1, 2026 under the symbol “MRX,” the same symbol under which the Marex Ordinary Shares traded prior to the Effective Date, and new CUSIP number G5T40M104.

Copies of the New Marex Bye-Laws, Global Omnibus Plan, Employee Share Purchase Plan, Long Term Incentive Plan and the press release pertaining to the consummation of the Scheme are furnished herewith as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit No.	Description

99.1	Amended and Restated Bye-Laws of Marex Group Limited, adopted on July 1, 2026.

99.2	Marex Group Limited Global Omnibus Plan.

99.3	Marex Group Limited Employee Share Purchase Plan.

99.4	Marex Group Limited Long Term Incentive Plan.

99.5	Press Release dated July 1, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Marex Group Limited

By:	/s/ Robert Irvin
Name:	Robert Irvin
Title:	Chief Financial Officer

Dated: July 1, 2026